ONE SHELL PLAZA 910 LOUISIANA HOUSTON, TEXAS 77002-4995 TEL +1 713.229.1234 FAX +1 713.229.1522 BakerBotts.com	ABU DHABI AUSTIN BEIJING BRUSSELS DALLAS DUBAI HONG KONG	HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIYADH WASHINGTON

October 15, 2012

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Mr. H. Roger Schwall
Mr. Kevin Dougherty
Ms. Lily Dang
Mr. Karl Hiller

Re:	Delek Logistics Partners, LP
Amendment No. 1 to Registration Statement on Form S-1
Filed on September 24, 2012
Amendment No. 2 to Registration Statement on Form S-1
Filed on October 4, 2012
File No. 333-182631

Dear Mr. Schwall:

At the request of our client, Delek Logistics Partners, LP (the “Partnership”), we are responding on behalf of the Partnership to your letter dated October 11, 2012 to Mr. Ezra Uzi Yemin regarding the Partnership’s Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1”) and Amendment No. 2 to Registration Statement (“Amendment No. 2”) on Form S-1 (File No. 333-182631), filed with the Securities and Exchange Commission (the “Commission”) on September 24, 2012 and October 4, 2012, respectively. Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”), on behalf of the Partnership is Amendment No. 3 (“Amendment No. 3”) amending Amendment Nos. 1 and 2. Amendment No. 3 is marked to show changes from Amendment No. 1. The amended registration statement, as amended by Amendment No. 3 and all future amendments, is referred to herein as the “Registration Statement.” The information and undertakings provided below have been furnished by the Partnership. In addition, the Partnership has made certain representations in Annex A hereto.

The Partnership’s responses below are preceded with the Staff (the “Staff”) of the Division of Corporate Finance’s comments for ease of reference. Page references in the Partnership’s responses correspond to the page numbers in Amendment No. 3.

Form S-1/A filed September 24, 2012

Prospectus Cover Page

1.	In response to prior comment 7 from our letter dated August 10, 2012, you amended your “Underwriting” section on page 224 to disclose that Delek “may” be deemed an underwriter with respect to any common units issued or sold under the underwriter’s overallotment option. Please revise to disclose that Delek “is” or “will be” an underwriter with respect to the over-allotment shares.

Division of Corporation Finance

The Partnership has revised the Registration Statement in response to the Staff’s comment. Please see the cover page of the preliminary prospectus included in the Registration Statement and page 228.

Our Relationship with Delek, page 5

2.	We note your response to prior comment 5 from our letter dated August 10, 2012 that financial measures such as operating income (loss) and net earnings (loss) may suggest to investors that the Partnership would achieve similar profit margins. Please tell us why the current presentation regarding revenues would not similarly suggest to investors that the Partnership may achieve such level of revenues, for example. As a general matter, you should balance any discussion of revenues with disclosure about expenses or net income (loss), or any discussion of assets with disclosure about liabilities or indebtedness levels.

The Partnership has revised the Registration Statement in response to the Staff’s comment to include operating income and net earnings and to caution investors that the Partnership may not achieve similar results. Please see pages 5, 6 and 131.

Unaudited Pro Forma Combined Statements of Operations, pages F-4 and F-5

3.	Please expand your explanation of the pro forma revenue adjustment in note (r) on page F-8 to clarify how volumes transported or terminaled in your facilities relate to the pipelines and terminals that will be contributed, also whether in referring to affiliate revenues, you are referring to historical transactions by an affiliate with third parties or future transactions of yours with an affiliate. Also explain why there are no pro forma expenses associated with such revenues.

The Partnership has revised the Registration Statement in response to the Staff’s comment. Please see page F-8.

Form S-1/A filed October 4, 2012

Exhibits

Exhibit 10.6

4.	Please note that any comments relating to your request for confidential treatment will be provided in a separate letter.

The Partnership acknowledges the Staff’s comment.

Division of Corporation Finance

* * * * *

If you have any further comments, or if you require additional information, please do not hesitate to contact the undersigned at 713.229.1734 or A.J. Ericksen of this office at 713.229.1393. Thank you for your attention to the matter.

Very truly yours,

BAKER BOTTS L.L.P.

By:	/s/ Gerald M. Spedale
Gerald M. Spedale

Annex A

[Letterhead of Delek Logistics Partners, LP]

October 15, 2012

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Mr. H. Roger Schwall
Mr. Kevin Dougherty

Re:	Delek Logistics Partners, LP
Amendment No. 1 to Registration Statement on Form S-1
Filed on September 24, 2012
Amendment No. 2 to Registration Statement on Form S-1
Filed on October 4, 2012
File No. 333-182631

Dear Mr. Schwall:

Delek Logistics Partners, LP (the “Partnership”) hereby acknowledges in connection with its responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance contained in your letter dated October 11, 2012 that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegating authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Delek Logistics Partners, LP

By:	Delek Logistics GP, LLC
its general partner

By:	/s/ Mark B. Cox
Mark B. Cox
Executive Vice President and Chief
Financial Officer